News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT) 7 January 2008

SHARE CONSOLIDATION EFFECTIVE

Further to Reed Elsevier’s announcement of 13 December 2007 regarding the Special Distribution and Share Consolidation in relation to the sale of its Harcourt Education division, the Share Consolidation for both Reed Elsevier PLC and Reed Elsevier NV has today become effective. Details regarding the new shares in issue and other market matters are set out below.

Reed Elsevier PLC

New Reed Elsevier PLC Ordinary Shares have been admitted to the Official List of the Financial Services Authority effective today and trading will commence at 8.00am (GMT).

A total of 1,130,473,244 New Reed Elsevier PLC Ordinary Shares of 14 51/116 pence each will be admitted to trading (consolidated from 1,305,891,506 issued ordinary shares of 12.5 pence each in the capital of Reed Elsevier PLC, including treasury shares, as at close on 4 January 2008). The ISIN number for the New Reed Elsevier PLC Ordinary Shares is GB00B2B0DG97. The Company’s London Stock Exchange trading symbol remains REL.

Payment of the Special Distribution on the Existing Reed Elsevier PLC Ordinary Shares, settlement of amounts relating to any fractional entitlements to New Reed Elsevier PLC Ordinary Shares and despatch of certificates for New Reed Elsevier PLC Ordinary Shares in Certificated Form will take place on 18 January 2008.

Following the Share Consolidation, Reed Elsevier PLC will hold 31,031,298 New Reed Elsevier PLC Ordinary Shares in treasury. Therefore, the total number of New Reed Elsevier PLC Ordinary Shares in issue (excluding treasury shares, other than those shares held by the Employee Benefit Trust) is 1,099,441,946, and this figure may be used by shareholders in Reed Elsevier PLC as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of Reed Elsevier PLC under the Financial Service Authority’s Disclosure and Transparency Rules.

Reed Elsevier PLC has made a block listing application for 23,559,616 unissued New Reed Elsevier PLC Ordinary Shares of 14 51/116 pence. These relate to the existing block listed and unissued shares which are available for issue under Reed Elsevier’s share schemes. The block listing of New Ordinary Shares consist of 320,010 shares under the Reed Elsevier Group plc SAYE Share Option Scheme (1993), 1,252,329 shares under the Reed Elsevier Group plc SAYE Share Option Scheme (2003), 9,760,588 shares under the Reed Elsevier Group plc Executive Share Option Scheme (1993), 9,253,767 shares under the Reed Elsevier Group plc Executive Share Option Scheme (2003) and 2,972,922 shares under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme.

Reed Elsevier NV

New Reed Elsevier NV Ordinary Shares have been admitted to Eurolist by Euronext Amsterdam effective today and trading will commence at 9.00am (CET).

A total of 658,127,218 New Reed Elsevier NV Ordinary Shares of €0.07 have been admitted to trading (consolidated from 760,250,407 issued ordinary shares of €0.06 each in the capital of Reed Elsevier NV, including treasury shares, as at close of trading on 4 January 2008). The ISIN code and the Euronext code for the New Reed Elsevier NV Ordinary Shares is NL00006144495. The new national code is 614449. The Company’s Euronext trading symbol remains REN.

Payment of the Special Distribution on the Existing Reed Elsevier NV Ordinary Shares and settlement of amounts relating to any fractional entitlements to New Reed Elsevier NV Ordinary Shares will take place on 18 January 2008.

Following the Share Consolidation, Reed Elsevier NV will hold 21,902,791 New Reed Elsevier NV Ordinary Shares of €0.07 in treasury, not including those shares held by the Employee Benefit Trust.

The R-shares in Reed Elsevier NV held by Reed Elsevier PLC of nominal value €0.60 have also been consolidated resulting in 4,050,720 New R-shares of nominal value €0.70 being held by Reed Elsevier PLC (consolidated from 4,679,280 R-shares outstanding on 4 January 2008).

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For further information please contact:

Sybella Stanley
+44 20 7166 5630